YUKON-NEVADA GOLD CORP. INTERSECTS
6.4 METERS OF 40.1 G/T GOLD AT
JERRITT CANYON, NEVADA

Vancouver, BC – July 14, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) has received very exciting results from underground drilling in the SSX – Steer Mine complex at Jerritt Canyon.

Underground drilling with two diamond drills (core) and a reverse circulation drill (RC) have continued to define additional resources in the SSX – Steer Complex. Since the last report (news release dated April 28, 2008) 55 resource conversion holes (including both RC and Core) have been completed totaling 19,004 feet (5,792 meters).

During this period the majority of the drilling has been on the Steer side of the mine complex. Several inferred resource areas were targeted with a diamond drill to more fully understand their nature and to establish mineral continuity. In most cases the mineralization is associated with low angled structures and has a tabular appearance within the lower portion of unit 3 of the Hanson Creek Formation. The more significant intercepts from this program include: SR-174 with 17.5 feet (5.3 meters) of 0.321 ounces of gold per ton (opt) or 11.01 grams of gold per tonne (gpt), SR-190 with 21 feet (6.4 meters) of 1.169 opt (40.08 gpt), SR-183 with 17.5 feet (5.3 meters) of 0.604 opt (20.71 gpt), and SR-184 with 18 feet (5.5 meters) of 0.651 opt (22.32 gpt). These intercepts are either within inferred resource shape as of December 2007 or completely outside of previously defined mineralization. These highlights are shown in the table below and their locations on the accompanying map which can be found on our website:
http://www.yukon-nevadagold.com/i/maps/20080714_SSX_June-30.jpg.

Summary of Significant Intercepts

Hole ID	From (ft)	From (m)	To (ft)	To (m)	Interval (ft)	Interval (m)	Au (opt)	Au (g/tonne)
SR-174	300.5	91.6	318	96.9	17.5	5.3	0.321	11.01
SR-183	620	189	637.5	194.3	17.5	5.3	0.604	20.71
SR-184	674	205.4	692	210.9	18	5.5	0.651	22.32
SR-190	195	59.4	216	65.8	21	6.4	1.169	40.08
Z71347	205	62.5	230	70.1	25	7.6	0.261	8.95
Z71348	230	70.1	275	83.8	45	13.7	0.281	9.63

The Company’s President and CEO, Graham C. Dickson, commented, “These drill results indicate that the SSX – Steer Mine Complex will continue to produce on a long term basis and add to the Company’s overall profitability.”

Assays from exploration holes reported in this news release were by the Company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated May 1st, 2007 and available on www.sedar.com. Intercepts are reported as drilled. A comprehensive table of drill results will be available on www.yukon-nevadagold.com.

True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Manager, Mine Geology, Donald Colli, B.Sc., P.Geo., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the development of its late stage development and operating properties. Near term growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

N
Steer
Portal
Husky Fault
407000 N
406000 N
Z71347 7.6m of 8.95gpt
Z71348 13.7m of 9.63gpt
SR-183 5.3m of 20.71gpt
SR-184 5.5m of 22.32gpt
SR-174 5.3m of 11.01gpt
SR-190 6.4m of 40.08gpt
Inferred Resource
Measured + Indicated Resource
SSX Mine
June 30, 2008 Drilling
Scale:
1000 feet